UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

April 25, 2022

(Date of Report (Date of earliest event reported))

Fundrise eFund, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059

(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036

(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Update

NPSC Virgil Controlled Subsidiary

On December 27, 2017, we directly acquired ownership of a “majority-owned subsidiary” NPSC Virgil, LLC (the “NPSC Virgil Controlled Subsidiary”), for an initial purchase price of $1,050,000 which was the initial stated value of our equity interest in the NPSC Virgil Controlled Subsidiary (the “NPSC Virgil Investment”). The NPSC Virgil Controlled Subsidiary used the proceeds to acquire an existing 1,738 square foot single family home on a 6,699 square foot lot in the East Hollywood neighborhood of North East Los Angeles (the “NPSC Virgil #1 Property”). The closing of both the NPSC Virgil Investment and the NPSC Virgil #1 Property occurred concurrently. Details of this acquisition can be found here.

On January 19, 2018, the NPSC Virgil Controlled Subsidiary acquired an additional property for an initial purchase price of $910,377, an existing 1,440 square foot single family home on a 6,699 square foot lot in the East Hollywood neighborhood of North East Los Angeles (the “NPSC Virgil #2 Property”, and together with the NPSC Virgil #1 Property, the “NPSC Virgil Property”). Details of this acquisition can be found here.

The business plan for the NPSC Virgil Property was to perform pre-development work to achieve entitlements that would allow for the NPSC Virgil Property to be subdivided from 2 lots into 10 smaller lots to make way for denser single-family home construction on the site. Following successful achievement of certain entitlements, we planned to sell the NPSC Virgil Property as land to a developer or builder who would see the project through and ultimately build the homes.

The entitlement approval to allow for the subdivision of the site, and subsequently a new tract map of the NPSC Virgil Property, was approved on September 24, 2019. Following this milestone, we decided to forgo pursuing further entitlements and instead marketed the property for sale. However, changes to certain zoning regulations and general rising costs negatively impacted property value, slowing the overall sales market.  This, combined with the outbreak of the COVID-19 pandemic in early 2020, resulted in holding the NPSC Virgil Property until market conditions normalized.

On April 25, 2022, the NPSC Virgil Controlled Subsidiary sold the NPSC Virgil Property for a sales price of approximately $3,200,000 to 1221 Virgil LLC (the “Buyer-Borrower”), a limited liability company owned and managed by an officer of Stanley Hills Development LLC.

To finance the Buyer-Borrower’s acquisition of the NPSC Virgil Property, a first mortgage bridge loan was provided by Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”). The loan has a principal balance of $2,900,000 and bears interest at 4.0% per annum, with an initial term of nine (9) months (the “Virgil Senior Loan”). The Buyer-Borrower has the option to extend the Virgil Senior Loan for one three (3) month period at a stepped-up interest rate of 5.0% per annum, subject to certain conditions. We subsequently acquired the Virgil Senior Loan from Fundrise Lending. Cash proceeds from the sale totaled approximately $167,000, net of the mortgage financing and closing costs.

The Guarantor, an officer of Stanley Hills Development, LLC, provided customary springing, carve-out, and completion guarantees.

As the Virgil Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EFUND, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: April 29, 2022